                                                             Filed by: EGL, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and
                                         deemed filed pursuant to Rule 14a-12 of
                                             the Securities Exchange Act of 1934

                               Subject Company: Circle International Group, Inc.
                                                  Commission File No.: 000-08664

                                                      Subject Company: EGL, Inc.
                                                  Commission File No.: 000-27288

----------------------------------------------------------
 AT THE COMPANY              |
 Elijio V. Serrano           |      Michael D. Slaughter
 Chief Financial Officer     |      Vice President
                             |      Investor Relations
 (281) 618-3665              |      (281) 618-3428
----------------------------------------------------------

FOR IMMEDIATE RELEASE
JULY 25, 2000

                    EGL, INC. REPORTS STRONG DOMESTIC GROWTH
                     REVENUES INCREASED 43% TO A RECORD HIGH

THIRD QUARTER HIGHLIGHTS:
o  DOMESTIC AIRFREIGHT FORWARDING REVENUES INCREASED 39% OVER THE PRIOR YEAR
o  HIGHEST DOMESTIC FORWARDING REVENUE GROWTH RATE IN NINE QUARTERS
o  NET REVENUES INCREASED 38% OVER THE PRIOR YEAR
o  PROPOSED MERGER WITH CIRCLE PROCEEDING ON SCHEDULE FOR FALL CLOSE

-----------------------------------------------------------------------------------------------
                                                       QUARTER ENDED
                                                -------------------------------           %
FINANCIAL & OPERATING DATA                          6/30/00           6/30/99           CHANGE
-----------------------------------------------------------------------------------------------
Revenues (000's)                                    $213,739          $149,826            43%
Operating Income (000's)                            $ 13,601          $ 11,072            23%
Net Income (000's)                                  $  8,461          $  7,295            16%
Diluted Earnings Per Share                          $   0.29          $   0.25            16%

OPERATING DATA
Freight Forwarding Shipments                         653,792           362,331            80%
Total Weight (lbs.) Shipped  (000's)                 376,698           249,747            51%
Freight Forwarding Terminals                              92                78            18%
Local Delivery Locations                                  77                67            15%
-----------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Chairman and CEO James R. Crane commented: "Our strong results in the quarter were driven in large part by a significant increase in our domestic business. Our focused marketing efforts and flexible service model, coupled with excellent growth in business activity among our customers in the technology and telecommunication industries, contributed to domestic airfreight forwarding revenue growth of 39 percent over the prior year. The tremendous work of our entire staff helped us achieve our highest domestic airfreight forwarding revenue growth rate in nine quarters. Our international business continues to show strong results, increasing 76 percent in the quarter. Upon completion of our previously-announced merger with Circle International Group, we will strengthen our ability to take advantage of the opportunities we have outside the U.S."
--------------------------------------------------------------------------------

                                                                        EGL, INC
                                                                           ADD 1


HOUSTON, TEXAS, JULY 25, 2000 - EGL, INC. (NASDAQ: EAGL) today announced revenues and earnings for the third quarter ended June 30, 2000. Revenues for the third quarter increased 43 percent to $213.7 million, a record high for EGL, from $149.8 million in the same period of fiscal 1999. Same terminal revenue growth for the quarter was 34 percent.

Net income for the quarter totaled $8.5 million, a 16 percent increase over $7.3 million in the third quarter of fiscal 1999. Diluted earnings per share for the third quarter increased 16 percent to $0.29 from $0.25 in the same period of fiscal 1999. The current quarter results included approximately $800,000 of after tax recurring expenses, or $0.03 cents per diluted share, related to the previously announced program to increase expenditures for international staff and infrastructure costs.

"Our strong results in the quarter were driven in large part by a significant increase in our domestic business," said Chairman and CEO James R. Crane. "Our focused marketing efforts and flexible service model, coupled with excellent growth in business activity among our customers in the technology and telecommunication industries, contributed to domestic airfreight forwarding revenue growth of 39 percent over the prior year. The tremendous work of our entire staff helped us achieve our highest domestic airfreight forwarding revenue growth rate in nine quarters."

"Our international business continues to show strong results, increasing 76 percent in the quarter," Crane added. "Upon completion of our previously-announced merger with Circle International Group, we will strengthen our ability to take advantage of the opportunities we have outside the U.S."

On July 3, 2000, the Company announced a proposed merger with Circle International Group under which each of Circle's approximate 17.65 million shares of common stock will be converted into one share of EGL common stock. The merger effectively ends the Company's previously announced program to increase expenditures for international staff and infrastructure costs. EGL expects to utilize the staff and infrastructure related to this program subsequent to the completion of the merger.

Also on July 3, 2000, the Company announced that it would change from a fiscal year to a calendar year in order to facilitate comparisons with its peer companies and to match its reporting requirements to those of its merger partner, Circle International Group.

Revenues for the nine months ended June 30, 2000 increased 38 percent to $589.9 million from $428.4 million in the same period of fiscal 1999. Net income totaled $23.7 million, a 15 percent increase over $20.6 million in the first nine months of fiscal 1999. Diluted earnings per share of $0.79 increased 11 percent from $0.71 in the same period of fiscal 1999.

During the third quarter, the Company spent approximately $8.8 million on share repurchases. As a result of the Circle transaction, the Company has discontinued its share repurchase program. At June 30, 2000, the Company had cash on hand of $20.0 million and no long-term debt.

                                                                        EGL, INC
                                                                           ADD 2


EGL, Inc. operates under the name EGL Eagle Global Logistics. Eagle's dedication to providing superior flexibility and fewer shipping restrictions on a price competitive basis has made it a leading provider of heavy-weight airfreight forwarding and other transportation and logistics services. The Company's network of 92 terminals in nine countries features state-of-the-art information systems designed to maximize cargo management efficiency and customer satisfaction. The Company's shares are traded on the NASDAQ National Market under the symbol "EAGL."

                  FORWARD LOOKING STATEMENT AND INVESTOR NOTICE

The statements in this press release regarding future growth, results and expansion plans, timing and effects of the Circle merger, future business, operations or results and any other statements, which are not historical facts, are forward looking statements. Such statements involve risks and uncertainties, including, but not limited to, competition, costs and difficulties relating to the Circle merger and the integration of Circle, risks that the merger will be delayed or not occur, general economic conditions, ability to manage and continue growth, risks of international operations and other factors detailed in the Company's filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

EGL plans to file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4. In the connection with the merger, EGL and Circle expect to mail a joint proxy statement/prospectus, which will be part of the registration statement, to shareholders of EGL and Circle containing information about the merger. Shareholders of EGL and Circle are urged to read the joint proxy statement/prospectus included in the registration statements when it is filed and any other relevant documents filed with the SEC. The joint proxy statement/prospectus will contain important information about EGL, Circle, the merger, the persons soliciting proxies related to the merger, and related matters that should be considered by shareholders before making any decision regarding the merger and related transactions. Once they are filed with the SEC, the registration statement, joint proxy statement/prospectus and other documents will be available free of charge on the SEC's web site at http://sec.gov and from EGL and Circle. In addition to the registration statement and the joint proxy statement/prospectus, EGL and Circle file annual, quarterly and special reports, proxy statements and other information with the SEC that are also available free of charge at the SEC's web site and from EGL and Circle.

In addition, the identity of the people who, under SEC rules, may be considered "participants in the solicitation" of EGL shareholders and Circle shareholders in connection with the proposed merger, and any description of their interests, is available in an SEC filing under Schedule 14A made by both EGL and Circle on July 3, 2000.

--------------------------------------------------------------------------------
                        FOR MORE INFORMATION ABOUT EAGLE:
                        ---------------------------------
   CONTACT EAGLE INVESTOR RELATIONS VIA THE INTERNET AT MSLAUGHT@EAGLEUSA.COM
     OR BY TELEPHONE AT 281/618-3428, MICHAEL SLAUGHTER, VICE PRESIDENT OF
                              INVESTOR RELATIONS.
--------------------------------------------------------------------------------

                                                                        EGL, INC
                                                                           ADD 3


                                    EGL, INC.
                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


                                                        Three Months                      Nine Months
                                                       Ended June 30,                   Ended June 30,
                                               ----------------------------      -------------------------
                                                    2000             1999             2000         1999
                                               ----------------------------      -------------------------
Revenues                                          $  213,739     $  149,826        $  589,855  $   428,424
Cost of transportation                               125,807         86,133           346,695      243,455
                                               ----------------------------      -------------------------
Net revenue                                           87,932         63,693           243,160      184,969
Personnel costs                                       45,831         32,012           128,605       93,955
Other selling, general and admin. costs               28,500         20,609            77,106       59,411
                                               ----------------------------      -------------------------
Operating income                                      13,601         11,072            37,449       31,603
Interest and other income                                469            751             1,745        1,934
                                               ----------------------------      -------------------------
Income before provision for income taxes              14,070         11,823            39,194       33,537
Provision for income taxes                             5,609          4,528            15,495       12,961
                                               ----------------------------      -------------------------
Net income                                        $    8,461     $    7,295        $   23,699  $    20,576
                                               ----------------------------      -------------------------


Basic earnings per share (1)                      $     0.30     $     0.26        $     0.83  $      0.73
                                               ----------------------------      -------------------------
Diluted earnings per share (1)                    $     0.29     $     0.25        $     0.79  $      0.71
                                               ----------------------------      -------------------------

Basic weighted-average common
     Shares outstanding (1)                           28,646         28,401            28,676       28,218
                                               ----------------------------      -------------------------
Diluted weighted-average common
     Shares outstanding (1)                           29,451         29,585            29,828       28,925
                                               ----------------------------      -------------------------



(1) - Adjusted for a 3-for-2 stock split effective August 30, 1999.

                                                                        EGL, INC
                                                                           ADD 4

                                    EGL, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)


                                                             June 30,         September 30,
                                                               2000                1999
                                                            (unaudited)         (audited)
                                                         ------------------------------------
ASSETS
Current assets :
Cash, cash equivalents and short-term
    Investments                                              $     19,977       $     52,388
Accounts receivable, net                                          134,447            109,003
Prepaid expenses and other                                          8,587              6,529
                                                         -----------------------------------
    Total current assets                                          163,011            167,920
Property and equipment, net                                        38,481             28,184
Goodwill and other assets                                          42,293             12,887
                                                         -----------------------------------

    Total assets                                             $    243,785       $    208,991
                                                         ===================================


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued transportation                  $     40,299       $     34,552
Other current liabilities                                          30,309             27,532
                                                         -----------------------------------
    Total current liabilities                                      70,608             62,084

Other liabilities                                                   6,425              3,097
Minority interest                                                     (12)               183

                                                         -----------------------------------
Shareholders' equity                                              166,764            143,627
                                                         -----------------------------------

    Total liabilities and shareholders' equity               $    243,785       $    208,991
                                                         ===================================
